

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2021

Dominic Colvin
Chief Executive Officer
CannaPharmaRx, Inc.
888 – 3rd Street SW, Suite 3600
Calgary, Alberta, Canada T2P 5C5

>   **Re: CannaPharmaRx, Inc.**
>   **Post-Effective Amendment No. 2 to the Registration Statement on Form S-1**
>   **Filed April 21, 2021**
>   **File No. 333-251016**

Dear Mr. Colvin:

  We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 2 to Registration Statement on Form S-1

Selling Security Holders, page 29

1. We note from Exhibits 10.8 and 10.9 filed with the post-effective amendment that the shares sold to BHP Capital and Silverback Capital were issued under purchase agreements that were entered into after your original resale registration statement was declared effective. Please provide us with your analysis as to how the addition of the shares being offered for resale by these entities is not the registration of additional securities or revise to remove these securities from your post-effective amendment. Refer to Securities Act Rule 413 and, for additional guidance, to Question 210.01 of the Securities Act Rules Compliance and Disclosure Interpretations available on our website.

Exhibits and Financial Statement Schedules, page II-4

2.   Please file an auditor's consent as an exhibit as required by Regulation S-K Item 601(b)(23).

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Jane Park at 202-551-7439 or Tim Buchmiller at 202-551-3635 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Joshua Brinen, Esq.